82-4052

MAYR-MELNHOF KARTON Aktiengesellschaft

MM KARTON AG

TELEFAX

[redacted]

02015245

AN/TO:	**Securities & Exchange Commiss. (SEC)**
Z:HD/ATTN:	**Paul M. Dudek Chief Intern.Corp.Finan.**
FAX.NO:	001 202 942 9624
DATUM/DATE	20.02.2002 Mi
BETREFF/REF:	press release Feb. 20, 2002
SEITEN/PAGES:	3

SUPPL

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

MAYR-MELNHOF KARTON AG, A-1041 Wien, Brahmspl. 6
Tel: +43 1 50136 Fax: +43 1 50136 1195

MAYR-MELNHOF KARTON Aktiengesellschaft

PRESS RELEASE

February 20, 2002

PRELIMINARY CONSOLIDATED RESULTS FOR 2001

- **2001: Most successful year for Mayr-Melnhof**
  - Operating profit +15 % to EUR 120 million
  - Net income +17 % to EUR 78 million
- **Current market situation**
  - Cartonboard customers continue to plan on a short-term basis
  - Satisfactory capacity utilization in folding cartons
  - Continued price and cost stability

Preliminary US GAAP consolidated results for 2001:

Consolidated in EUR millions	2001	2000	+/-
Net sales	**1,123**	1,078.3	+4.1%
Operating profit % of sales	**120** **10.7%**	104.2 9.7%	+15.2%
Net income % of sales	**78** **6.9%**	66.7 6.2%	+16.9%
Cash earnings % of sales	**160** **14.2%**	145.1 13.5%	+10.3%

A 17 % increase in consolidated net income to EUR 78 million allowed the Mayr-Melnhof Group, according to preliminary figures, to record its best ever annual results. Consolidated sales rose by 4.1% to EUR 1,123 million (2000: 1,078.3 million). This was primarily attributable to acquisitions and better average prices. The operating profit increased by 15 % to EUR 120 million (2000: EUR 104,2 million). This results in an operating margin of 10.7 %, compared with 9.7 % for 2000.

The strategy in the **Cartonboard Division** to adjust production to demand and keep Western and Eastern European cartonboard prices unchanged while raw materials prices remain stable, proved to be very successful in an environment which was characterized by a clear economic slow-down and increased cartonboard overcapacity in Europe.

The focus on non-durable consumer goods exhibited the resilience of the **Packaging Division** against the economic downturn and allowed for a generally positive development of business at satisfactory utilization of capacities.

Resulting from the significant decrease in demand for cartonboard compared with the previous year and the necessary curtailment of production, the Cartonboard Division's capacities could only be utilized at approximately 89 % during the year 2001. However, the Cartonboard Division's average order backlog halved from 115,000 tons in 2000 to 53,000 tons in 2001. Due to the acquisition of the German board mill Gruber+Weber Karton production and shipments amounting to 1,275,000 and 1,279,000 tons exceeded the previous year's figures of 1,250,000 and 1,265,000 tons.

Reaching last year's level, the Packaging Division processed 320,000 tons of cartonboard in 2001.

Development in the 4th Quarter

With consolidated sales of EUR 277 million (Q4 2000: EUR 275.9 million), the Mayr-Melnhof Group achieved an operating profit of EUR 21 million for the 4th quarter of 2001, slightly improving upon the previous year's figure (Q4 2000: EUR 20.0 million). The drop in comparison with the 3rd quarter of 2001 (EUR 28.4 million) can mainly be attributed to non-recurring expenses in connection with the closures of the Swiss board mill Christ and the German printing plant Schött as well as to increased downtime in the Cartonboard Division in December. The Cartonboard Division's capacity utilization equaled approximately 85 % during the 4th quarter after a utilization rate of 90 % in the 3rd quarter. The Packaging Division registered a stable development of sales until year-end.

Outlook 2002

Cartonboard Division customers continue to plan on a short-term basis. At 70,000 tons in mid-February, the Cartonboard Division's order backlog still remains at a low level. In order to bring cartonboard supply in line with demand, Mayr-Melnhof will therefore continue its strategy of selective downtime.
Due to stable raw materials costs, the goal of upholding Western and Eastern European cartonboard price levels remains unchanged. In Asia, the most important overseas market, contracting at better prices has been possible since year-end. This follows a sharp decline in prices during 2001.

The Packaging Division still registers stable demand.

We presume that the economic indicators for 2002 will be more distinct at the end of the first quarter, enabling us to provide a first estimate for the current year at that time.

Final consolidated results for 2001 will be released April 23, 2002.

For further information please contact:
Stephan Werba, Investor Relations
Tel.: +43/ 1 50136 1180, Fax. +43/ 1 50136 1195; Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna
e-mail: investor.relations@mm-karton.com; Web Site: http://www.mayr-melnhof.com